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                                                                      EXHIBIT 21

                          SUBSIDIARIES OF THE COMPANY

    The Company owns all of the issued and outstanding shares of National Bank of Southern California which was licensed to do business as a National Bank by the Comptroller of the Currency on January 10, 1983.

    The Company owns all of the issued and outstanding shares of Venture Partners, Inc., a California corporation.